UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-3260

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended: June 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Akorn, Inc.

(Full name of registrant)

1925 W. Field Court, Suite 300 Lake Forest, Illinois 60045
(Address, including zip code, of principal executive offices)

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

Akorn, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense due to the circumstances described below.

As disclosed in Form 8-K dated April 24, 2015 and Form 12b-25 dated May 8, 2015, on April 20, 2015, the Audit Committee of the Board of Directors (the “Audit Committee”) of the Company, upon the recommendation of the Company’s management concluded that the Company’s previously issued consolidated financial statements for the year ended December 31, 2014, and the previously issued unaudited condensed consolidated financial statements contained in the Company’s Quarterly Reports on Form 10-Q/A for the quarters ended June 30, 2014 and September 30, 2014, and the disclosures and related communications for each of these periods, should not be relied upon because of errors in the financial statements in those associated periods. Furthermore, management’s report on the effectiveness of internal control over financial reporting as of December 31, 2014 should no longer be relied upon. Additionally, the opinion of the Company’s independent registered public accounting firm, KPMG LLP, (“KPMG”) on the consolidated financial statements as of and for the year ended December 31, 2014, as well as KPMG’s opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, should no longer be relied upon.

As previously disclosed, during the review process with respect to the quarter ended March 31, 2015, the Company identified errors related to understatements of rebates and other sales allowances that have resulted in an overstatement of the Company’s net revenue for the affected periods described above. A substantial majority of these errors are related to the companies and products acquired in 2014, the formation of purchasing alliances among several of the Company’s customers and changing competitive dynamics for select acquired products during 2014. At this time, the Company’s revised preliminary estimate of the errors related to the understatements of rebates and other sales allowances are estimated to have resulted in an overstatement to net revenue and pretax income from continuing operations slightly above the upper end of the range previously provided in the Form 8-K dated April 24, 2015 and Form 12b-25 dated May 8, 2015.

The errors will be corrected in restated financial statements included in amendments to Forms 10-Q for the quarters ended June 30, 2014 and September 30, 2014 and Form 10-K for the year ended December 31, 2014. The amended forms and Form 10-Q for the quarter ended March 31, 2015 will be filed prior to the filing of the Form 10-Q for the quarter ended June 30, 2015.

The Company is currently obtaining and compiling financial data necessary to complete the restatement process, which is ongoing. Simultaneously, the Company is awaiting the completion of the independent investigation into the circumstances surrounding the errors that resulted in the misstatements. As a result of these, the Company has been unable to complete the preparation and review of its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015, without unreasonable effort and expense. The estimated impact of the errors, including the allocation of the impact of these errors amongst the reporting periods as well as potential identification of other errors has not yet been finally determined and may change as we complete the restatement process and finalize the investigation. Additional material weaknesses in the internal control over financial reporting may be identified in connection with the known or potential errors noted above.

While the Company and its advisors are working expeditiously to complete the restatement process, we do not anticipate filing the quarterly report for the fiscal quarter ended June 30, 2015 by August 14, 2015, which is the deadline for the extended filing period pursuant to Rule 12b-25.

The Company is committed to resolving the issues that gave rise to the restatement process and regaining compliance with all SEC filing requirements.

PART IV

OTHER INFORMATION

(1)	The name and telephone number of the person to contact in regard to this notification is Randall Pollard, (847) 279-6100.

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report.

☐ Yes     ☒ No

The company has not filed its Quarterly Report on Form 10-Q for the period ended March 31, 2015.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted above in Part III, the Company is currently obtaining and compiling financial data necessary to complete the restatement process, which is ongoing.

This Form 12b-25 includes statements that may constitute "forward-looking statements", including projections of the impact and allocation amongst periods of any known or potential errors or misstatements in the financial statements, impact of material weaknesses in the internal control over financial reporting, the timing of filings of restated financials and periodic SEC filings and the outcome of, and expenses associated with, the independent investigation. Akorn cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Because such statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with a discussion of future operating or financial performance. Factors that could cause or contribute to such differences include, but are not limited to: statements relating to future steps we may take, the outcome of contingencies such as legal proceedings and investigations, financial results and the timing and nature of the final resolution of the accounting issues discussed in this release. These cautionary statements should be considered in connection with any subsequent written or oral forward-looking statements that may be made by the Company or by persons acting on its behalf and in conjunction with its periodic SEC filings. You are advised, however, to consult any further disclosures we make on related subjects in our reports filed with the SEC. In particular, you should read the discussion in the section entitled "Cautionary Statement Regarding Forward-Looking Statements" in our most recent Annual Report on Form 10-K, as it may be updated in subsequent reports filed with the SEC. That discussion covers certain risks, uncertainties and possibly inaccurate assumptions that could cause our actual results to differ materially from expected and historical results. Other factors besides those listed there could also adversely affect our results.

Akorn, Inc.

(Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 10, 2015	By:	/s/ Randall Pollard
Randall Pollard Chief Accounting Officer and interim Chief Financial Officer